Exhibit 99.1

Section 13(r) Disclosure

The disclosures reproduced below with respect to the fiscal year ended December 31, 2016 were publicly filed with the Securities and Exchange Commission by Novartis AG on its Form 20-F (File No. 001-15024) on January 25, 2017, and are filed as an exhibit to this Annual Report on Form 10-K in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended. Novartis BioVentures, Ltd., which we consider to be our affiliate due to its stock ownership of our company, is an indirect wholly-owned subsidiary of Novartis AG. We have not independently verified or participated in the preparation of this disclosure.

From Novartis AG’s Form 20-F for the year ended December 31, 2016

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

At Novartis, it is our mission to discover new ways to improve and extend people’s lives, regardless of where they live. This includes the compliant sale of medicines and other healthcare products worldwide. To help us fulfill this mission, we have representative offices located in Iran.

As of October 18, 2010, a non-US affiliate within our Innovative Medicines Division entered into a non-binding Memorandum of Understanding (MoU) with the Ministry of Health and Medical Education of the Islamic Republic of Iran. Pursuant to the MoU, the Iranian Ministry of Health acknowledges certain benefits that may apply to sales of certain Innovative Medicines Division medicines by third-party distributors in Iran. These include fast-track registration, market exclusivity, end-user subsidies and exemptions from customs tariffs. Novartis receives no payments from the Iranian Ministry of Health under the MoU and the MoU creates no obligations on the part of either Novartis or the Iranian Ministry of Health.

In the second quarter of 2016, a non-US affiliate within our Innovative Medicines Division submitted a non-binding written proposal for potential collaboration related to local manufacturing, scientific and medical activities between the Iranian Ministry of Health and certain non-US affiliates within our Innovative Medicines and Sandoz Divisions. In the third quarter of 2016, a non-US affiliate within our Innovative Medicines Division submitted a draft of a proposed binding Memorandum of Understanding (MoU), based on the proposal submitted during the second quarter of 2016, to the Embassy of the Islamic Republic of Iran in Bern, Switzerland, to seek support for a meeting with representatives of the Iranian Ministry of Health to negotiate and finalize the MoU. A draft of the proposed binding MoU was submitted to the Iranian Ministry of Health and the Ministry of Foreign Affairs of Iran in the fourth quarter of 2016.

In 2016, non-US affiliates relating to our Innovative Medicines and Sandoz Divisions made payments to government entities in Iran related to exit fees and other transactions ordinarily incident to travel by doctors and other medical professionals resident in Iran to attend conferences or other events outside Iran.

From time to time, including in 2016, non-US affiliates relating to our Innovative Medicines and Sandoz Divisions enter into agreements with hospitals, research institutes, medical associations and universities in Iran to provide grants, sponsor congresses, seminars and symposia, and with doctors and other healthcare professionals for consulting services, including participation in advisory boards and investigator services for observational (non-interventional) studies. Some of these hospitals and research institutes are owned or controlled by the government of Iran, and some of these doctors and healthcare professionals are employed by hospitals that may be public or government-owned.

Because our Innovative Medicines and Sandoz Divisions have operations in Iran, including employees, they obtain services and have other dealings incidental to their activities in that country, including paying taxes and salaries either directly or indirectly through a service provider, and obtaining office rentals, insurance, electricity, water and telecommunications services, office and similar supplies and customs-related services from Iranian companies that may be owned or controlled by the government of Iran.

Some beneficiaries of payments made by non-US affiliates relating to our Innovative Medicines and Sandoz Divisions in the course of the operations described above maintain accounts at banks that are included on the list of Specially Designated Nationals (SDNs). Nonetheless, pursuant to Executive Order 13599, non-US persons are not subject to secondary sanctions for engaging in activities that involve persons included on the Executive Order 13599 List, given that the activities in question do not involve persons on the SDN List or conduct that remains sanctionable.